Northwestern Mutual Investment Services, LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act December 31, 2020

CONFIDENTIAL

Northwestern Mutual Investment Services, LLC
Table of Contents
December 31, 2020

Page/Schedule

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Information

UNITEDSTATES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 E. Wisconsin Ave
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Martin, FINOP (414) 665-4456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Martin _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Northwestern Mutual Investment Services, LLC _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Kelly Martin
_____
Signature

Treasurer/FINOP
_____
Title

JENNIFER GROSS
Notary Public
State of Wisconsin

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Northwestern Mutual Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwestern Mutual Investment Services, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 6 to the financial statements, the Company has entered into significant transactions with its parent and affiliates, which are related parties.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

PricewaterhouseCoopers LLP, 833 East Michigan Street Suite 1200 Milwaukee, Wisconsin, 53202
T: (414) 212-1600, www.pwc.com/us



completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 19, 2021

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

2

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	76,609,033
Due from clearing broker, net		16,281,805
Due from affiliates, net		31,172,920
Commissions and fees receivable		21,048,520
Deferred distribution costs, net		11,111,787
Prepaid licensing fees		5,940,362
Accounts receivable and other assets		13,806,848
Total assets	$	175,971,275

Liabilities and Member's Equity

Commissions payable	$	37,726,484
Due to Member, net		6,028,908
Compensation and benefits payable		3,432,821
Deferred tax liability, net		1,617,653
Accrued expenses and other liabilities		1,398,356
Total liabilities		50,204,222
Member's equity		125,767,053
Total liabilities and Member's equity	$	175,971,275

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statement of Operations
Year ended December 31, 2020

Revenues

Commissions and referral fees	$	257,359,608
Mutual fund distribution fees		164,243,783
Field management and supervision		117,740,998
Other brokerage and administrative fees		64,294,027
Brokerage services fees		47,120,686
Distribution and underwriting fees		11,294,451
Net investment income		423,667
Total revenues		662,477,220

Expenses

Commissions and deferred distribution costs	306,141,037
Investment advisory expenses	117,015,797
Administrative and operating support services	54,199,173
Employee compensation and benefits	23,365,392
Execution and clearance fees	16,457,527
Licensing and regulatory fees	4,325,145
Other operating expenses	3,703,687
Advisory services fees	1,611,766
Total expenses	526,819,524
Income before income taxes	135,657,696
Income tax	28,571,945
Net income	$ 107,085,751

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2020

Balance at December 31, 2019	$ 123,681,302
Net income	107,085,751
Dividends paid	(105,000,000)
Balance at December 31, 2020	$ 125,767,053

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statement of Cash Flows
Year ended December 31, 2020

Operating activities

Net income	$	107,085,751
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase in due from clearing broker, net		(1,737,097)
Decrease in due from affiliates, net		1,726,217
Increase in commissions and fees receivable		(1,920,279)
Decrease in deferred distribution costs, net		1,515,970
Increase in prepaid licensing fees		(524,550)
Decrease in accounts receivable and other assets		283,821
Increase in commissions payable		66,986
Decrease in due to Member, net		(4,634,575)
Increase in compensation and benefits payable		490,402
Decrease in deferred tax liability, net		(470,764)
Increase in accrued expenses and other liabilities		395,871
Net cash provided by operating activities		102,277,753

Financing activities

Dividends paid to Member		(105,000,000)
Net cash used in financing activities		(105,000,000)
Net decrease in cash and cash equivalents		(2,722,247)
Cash and cash equivalents at beginning of year		79,331,280
Cash and cash equivalents at end of year	$	76,609,033

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$	32,988,000

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, disability and long-term care insurance and annuity products to the personal, business and estate markets.

   The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, referral services and other investment products to its clients. Also, NMIS offers investment advisory services to other investment advisers. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the annual period presented. Actual future results could differ from these estimates and assumptions.

   Credit Losses
   On January 1, 2020, the Company adopted FASB ASC 326-20, Financial Instruments – Credit Losses, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.
   For financial assets measured at amortized cost basis the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis. The impact of adopting the new standard was immaterial to the financial statements of the Company as of December 31, 2020. See below and Note 5 for more information related to our adoption of this standard.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds, which are recorded at fair value in the statement of financial condition. Money market mutual funds are valued at their net asset value as reported by such funds. NMIS may redeem money market mutual funds at any time with one business day notification.

Due from Clearing Broker
The Company clears certain of its customer transactions through another broker-dealer, Pershing, LLC ("Pershing") on a fully disclosed basis. Amounts due from the clearing broker relate to the aforementioned transactions and include primarily commissions and fees receivable which approximate fair value. Client trades are available for settlement between the clearing broker and the Company daily. The majority of the Company's fee transactions are settled within one month, with a few exceptions contractually settled within three months. The amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. It is the Company's policy to review, as necessary, the credit standing of the clearing broker, and the Company has had no historical experience with credit loss. As of December 31, 2020, risk of credit loss is considered remote, therefore an allowance for credit losses on amounts due from the clearing broker-dealer would be immaterial and no allowance was recorded.

Commissions and Fees Receivable
Commissions and fees receivable are mainly comprised of amounts due from investment advisors and trade creditors for ongoing distribution fees and trade commissions, which approximate fair value. The Company's fees and commissions are settled within three months with counterparties and the clearing broker. The amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. It is the Company's policy to review, as necessary, the credit standing of the clearing broker, and the Company has no historical experience with credit loss with counterparties or the clearing broker. As of December 31, 2020, risk of credit loss is considered remote, therefore an allowance for credit losses on commissions and fees receivable would be immaterial and no allowance was recorded.

Prepaid Licensing Fees
Prepaid licensing fees are comprised of annual licensing and registration fees the Company is required to pay in advance to FINRA.

Accounts Receivable and Other Assets
Accounts receivable and other assets include servicing receivables, amounts due from investment advisors, trade creditors, and other prepaid expenses, and approximates fair value. Amounts owed to the Company related to these transactions are settled within a

maximum of six months, with most settling in less than three months. The amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. It is the Company's policy to review, as necessary, the credit standing of counterparties and the clearing broker, and the Company has had no historical experience with credit loss. As of December 31, 2020, risk of credit loss is considered remote, therefore an allowance for credit losses on accounts receivable and other assets would be immaterial and no allowance was recorded.

Accounts receivable and other assets also includes investment securities which are reported at fair value. Investment securities primarily result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are recorded on a trade basis, whereby they are measured and reported at fair value with related net realized and change in unrealized gains and losses recognized in the statement of operations. Realized gains and losses are recognized based upon specific identification of securities sold. See Note 4 for additional disclosures surrounding investment securities.

Commissions Payable
Commissions payable represent amounts earned by the Company but not yet paid to registered financial representatives.

Compensation and Benefits Payable
Current amounts due to employees but not yet paid comprise compensation and benefits payable.

Commissions and Referral Fees
Commissions and referral fees are primarily earned through trading commissions, the sale of mutual funds and non-NML variable annuity and variable life insurance products as well as proprietary variable annuity and variable life insurance products.

Trading commissions earned on stocks, bonds, other financial instruments, front end mutual fund loads and non-NML variable annuity and variable life insurance products are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trading commissions are collected on settlement date or monthly or quarterly in arrears, as dictated by contractual terms.

Commissions earned on the distribution of proprietary variable annuity and variable life insurance products are recorded as earned based on the terms of related party agreements with NML as discussed in Note 6.

Commissions earned from servicing non-NML policies are based on policy premiums or a percentage applied to the customer's assets, which are directly influenced by market performance and client behavior. The servicing performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards the progress of meeting the performance obligation. The servicing commissions are collected in arrears monthly and quarterly and are recognized as revenue as the performance obligation is satisfied over time.

Mutual Fund Distribution Fees
Mutual fund distribution fees consist of trail commissions, shareholder servicing revenues, platform service fees, and marketing support arrangements with investment advisors and other financial institutions. The revenue earned includes both fixed fees and revenue based on a percentage applied to a customer's assets, which are directly influenced by market performance and client behavior. The performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards the progress of meeting the performance obligation. The contract with the investment advisors governs the frequency of the cash remittance to NMIS (i.e., monthly or quarterly in arrears) and the payment is due typically between 30 and 60 days after month or quarter end. NMIS recognizes the related revenue as the performance obligations are satisfied over time.

Other Brokerage and Administrative Fees
Other brokerage and administrative fees consist of trading-related transaction fees, individual retirement account (IRA) servicing fees, revenues associated with marketing support services, offering access to a cash sweep program, shareholder servicing and administrative and distribution assistance as well as account maintenance fees.

Transaction fees are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). NMIS believes the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. The performance obligation, trade execution, is met at a point in time. The fees are collected upon settlement date.

Marketing support servicing, shareholder servicing, and administrative and distribution assistance revenues are based on client dollars swept into interest-bearing deposit accounts.

Fees earned for providing access to the cash sweep program are contractually fixed and are also based on dollars deposited into the interest-bearing accounts. If the fixed fee is greater than the yield, the difference is waived by NMIS. These revenues are directly influenced by market performance, client behavior and short-term interest rates. The performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards progress of meeting the performance obligation. The fees are collected monthly in arrears and the revenue is recognized as the performance obligation is satisfied over time.

Account maintenance fees are based on a percentage applied to client assets, as defined, held at the clearing broker. The assets are directly influenced by market performance and client behavior. The performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards the progress of meeting the performance obligation. The fees are collected quarterly in arrears and the revenue is recognized as the performance obligation is satisfied over time.

Commissions and Deferred Distribution Costs
Commission expense related to securities and mutual fund transactions is reported on the trade date basis of accounting. Commission expense for trail commissions is reported when related revenue is earned. Certain distribution costs are deferred and amortized over a period that coincides with the recognition of related revenue and is subjected to periodic review for recoverability. See Note 5 for additional information on deferred distribution costs.

Investment Advisory Expenses
Investment advisory expenses are based on contractual arrangements with field management and the Company's registered representatives and recognized on an accrual basis as incurred.

Execution and Clearance Fees
Execution and clearance fees are paid to the Company's clearing broker-dealer, Pershing, for the services it provides.

Licensing and Regulatory Fees
Licensing and regulatory fees consist of annual assessments made by regulators, fingerprinting costs, exam fees and licensing fees paid on behalf of NMIS financial representatives.

Business Risks and Uncertainties; Concentrations of Credit Risk

Mutual fund, variable annuity and variable life product commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. See Note 9 for additional disclosures surrounding contingencies and commitments.

3. **Revenue Recognition**

Below is a breakdown of the Company's revenue from contracts with customers for the twelve months ended December 31, 2020:

Disaggregation of revenue by performance obligation			Satisfied at Point in Time	Satisfied Over Time	
Revenue	Statement of Operations Classification	Note			Total
Trade commissions	Commissions and referral fees	Note 2	$ 89,368,759	$ -	$ 89,368,759
NML variable distribution	Commissions and referral fees	Note 6	-	111,445,640	111,445,640
Non-NML variable distribution	Commissions and referral fees	Note 2	14,253,641	42,291,568	56,545,209
Revenue sharing arrangements	Mutual fund distribution fees	Note 2	-	41,158,281	41,158,281
Trail commissions	Mutual fund distribution fees	Note 2	-	123,085,502	123,085,502
Field management and supervision	Field management and supervision	Note 6	-	117,740,998	117,740,998
Distribution assistance	Other brokerage and administrative fees	Note 2	-	9,039,342	9,039,342
Access Fee	Other brokerage and administrative fees	Note 2	-	6,045,523	6,045,523
Account Maintenance Fee	Other brokerage and administrative fees	Note 2	-	10,596,230	10,596,230
Transaction fees	Other brokerage and administrative fees	Note 2	19,070,360	-	19,070,360
IRA fee revenue	Other brokerage and administrative fees	Note 6	-	19,542,572	19,542,572
Brokerage services fees	Brokerage services fees	Note 6	-	47,120,686	47,120,686
Principal underwriter	Distribution and underwriting fees	Note 6	-	11,294,451	11,294,451
	Total revenues under Topic 606		$ 122,692,760	$ 539,360,793	$ 662,053,553

4. **Fair Value**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based on each investment's lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's cash and cash equivalents and investment securities are the only assets or liabilities measured at fair value on the statement of financial condition at December 31, 2020. The carrying values of other financial instruments including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The table below presents the fair value measurement categories utilized by the Company. The categorization of an asset or liability within the level hierarchy is based upon the pricing transparency of the asset or liability and does not necessarily correspond to management's perceived risk of that investment.

| | December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 76,609,033	$ -	$ -	$ 76,609,033
Investment securities [1]	47,573	-	-	47,573
Liabilities				
Investment securities [2]	(456,622)	-	-	(456,622)
Total	$ 76,199,984	$ -	$ -	$ 76,199,984

1 Reported in accounts receivable and other assets in the statement of financial condition
2 Reported in accrued expenses and other liabilities in the statement of financial condition

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain assets or liabilities. No such reclassifications occurred during the year ended December 31, 2020.

5. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs.

Lump-sum payments are deferred and amortized as commission expense over a period of five years using the straight-line amortization method. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees, which are reported as commissions and referral fees in the statement of operations when earned. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a matching of these expenses with the related revenues.

For deferred distribution costs, the Company estimates expected credit losses over the five year life of the financial assets as of the reporting date using relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Company also reevaluates the current assumption of expected revenues related to the payment of deferred distribution costs with considerations of market and other economic factors, advisor recruiting and retention, advisory productivity, changes to distribution arrangements, and business strategy. If this assessment indicates that a credit loss exists, an allowance for credit losses is recorded.

At December 31, 2020, deferred distribution costs reported in the statement of financial condition included $21,710,764 of deferred lump-sum payments, which were reported net of accumulated amortization of $10,508,977 and allowance for credit losses of $90,000. Amortization expense of $4,324,749 was reported as commissions and deferred distribution costs and credit losses expense of $90,000 was reported as other operating expenses within the statement of operations.

6. Related Party Transactions

A significant portion of the Company's revenues and expenses relate to transactions with NML and its affiliates.

Administrative Support Services

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services to NMIS. Costs incurred by NMIS for these services were $54,199,173 for the year ended December 31, 2020 and are reported as administrative and operating support services expense in the statement of operations. The unpaid balance due to NML for these services was $6,649,189 at December 31, 2020 and is reported within due to Member in the statement of financial condition.

Employee Benefits

Also, pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits, which were $2,798,877 for the year ended December 31, 2020, and are reported as employee compensation and benefits expense in the statement of operations. NMIS employees are also allowed to participate in various retirement plans sponsored by NML. During the year ended December 31, 2020, NMIS made contributions to these retirement plans as follows, which are reported as employee compensation and benefits expense in the statement of operations.

The Northwestern Mutual Employee Retirement Plan	$1,039,971
Northwestern Mutual Healthcare Benefits Plan for Retirees	$732,750
The Northwestern Mutual Employee Savings Plan	$672,658

The unpaid balance due to NMIS for these benefits was $135,621 at December 31, 2020 and is reported as a reduction of due to Member in the statement of financial condition.

Distribution and Underwriting

Under the terms of the distribution and underwriting agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. Revenue earned by NMIS was $111,445,640 for the year ended December 31, 2020 and is reported as commissions and referral fees in the statement of operations. In accordance with the agreement, revenue equals costs incurred and NML pays NMIS an annual fee based on the actual expenses incurred by NMIS. The performance obligation of these services is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the performance obligation is satisfied over time as NML simultaneously receives and consumes the benefits provided by NMIS which are provided, using the time elapsed as a measurement towards the progress of meeting these performance obligations. The fees are collected monthly and the revenue is recognized as the performance obligation is satisfied over time. Expenses incurred related to commissions paid to its financial representatives for the sale of these products were also $111,445,640 for the year ended December 31, 2020 and are reported as commissions and deferred distribution costs in the statement of operations.

Additionally, pursuant to the terms of the distribution and underwriting agreement with NML, revenue earned by NMIS for underwriting services, including training and supervision, related to variable annuity and variable life insurance products was $11,294,451 for the year ended December 31, 2020, and is reported as distribution and underwriting fees in the statement of operations. This revenue is also equal to costs incurred, as prescribed within the agreement, and NML pays NMIS an annual fee based on actual expenses incurred. The performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes this performance obligation is satisfied over time as NML simultaneously receives and consumes the benefits provided by NMIS, using the time elapsed as a measurement towards the progress of meeting these performance obligations. The fees are collected monthly and the revenue is recognized as the performance obligation is satisfied over time. The unpaid balance due to NMIS for these services was $1,228,488 at December 31, 2020 and is reported as a reduction of due to Member in the statement of financial condition.

Dual Employee Cost Sharing
Under the terms of a dual employee cost sharing agreement with NML, employees provide NMIS with various departmental administration services. Employee compensation and benefits related to these services was $1,413,000 for the year ended December 31, 2020 and is reported as employee compensation and benefits expense in the statement of operations. The net unpaid balance due to NML related to these services was $117,750 at December 31, 2020 and is reported within due to Member in the statement of financial condition.

Field and Paymaster Services
Northwestern Mutual Wealth Management Company ("NMWMC"), a wholly-owned subsidiary of NML, is a federally chartered savings bank regulated by the Office of the Comptroller of the Currency. NMWMC is organized for the limited purpose of providing trust, investment advisory and financial planning services to NML's clients and the general public. Under the terms of a master services agreement with NMWMC, NMIS provides recruitment, training, support services, compliance and supervision, research and development, marketing and sales assistance, financial management and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. Revenue earned by NMIS for these services was $117,740,998 for the year ended December 31, 2020 and is reported as field management and supervision revenue in the statement of operations. The revenue is based on a percentage applied to the NMWMC's trust and investment advisory client assets, as defined, and is based on a set percentage of total fees assessed to clients for financial planning services; both are directly influenced by market performance and client behavior. The performance obligation for these services is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the performance obligation is met over time as NMWMC simultaneously receives and consumes the benefits provided by NMIS, using

time elapsed as a measurement towards the progress of meeting these performance obligations. The related revenue is collected quarterly in arrears and recognized as revenue as the performance obligation is satisfied over time. The unpaid balance due to NMIS related to these services was $21,951,960 at December 31, 2020 and is reported within due from affiliates in the statement of financial condition.

Brokerage Services
Also, pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. Revenue earned by NMIS for these services was $47,120,686 for the year ended December 31, 2020 and is reported as brokerage services fees revenue in the statement of operations. Revenue is based on a set percentage of NMWMC's investment advisory program's client assets, as defined, which is directly influenced by market performance and client behavior. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the performance obligation is met over time as NMWMC simultaneously receives and consumes the benefits provided by NMIS, using time elapsed as a measurement towards the progress of meeting these performance obligations. The payment is received quarterly in arrears and revenue is recognized as the performance obligation is satisfied over time. The unpaid balance due to NMIS related to these services was $8,739,055 at December 31, 2020 and is reported within due from affiliates in the statement of financial condition.

Meetings and Research
NMWMC provides NMIS with meetings services and research and investment advice as part of the master services agreement. The fees for these services were $1,611,766 for the year ended December 31, 2020 and are reported as advisory services fees expense in the statement of operations. The unpaid balance due to NMWMC related to these services was $506,128 at December 31, 2020 and is reported within due from affiliates in the statement of financial condition.

Custodial Trust Services
Under the terms of a custodial agreement with NMIS, NMWMC provides custodial trust services for individual retirement accounts of NMIS clients where NMIS serves as the agent and NMWMC serves as the principal. NMWMC further subcontracts certain of these custodial trust services to NMIS. The revenue earned by NMIS was $23,581,323 for the year ended December 31, 2020 and is reported net of NMIS waived client fees of $4,038,751, as other brokerage and administrative fees revenue in the statement of operations. The performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. The Company believes the performance obligations are satisfied over time as NMWMC simultaneously receives and consumes the benefits provided by the Company, using time elapsed as a measurement towards the progress of meeting these performance obligations. The related

revenue for subcontracted custodial services is collected quarterly in arrears and recognized as revenue as the performance obligation is satisfied over time. The unpaid balance due from NMWMC related to this agreement was $888,486 at December 31, 2020 and is reported within due from affiliates in the statement of financial condition.

7. Income Taxes

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company federal income taxes determined as if the Company filed a separate federal income tax return.

Generally, the Company is not liable for state income taxes because of its disregarded entity status. However, some states do not accept the disregarded entity status, in those states, the Company pays and files on a separate company basis.

During the year ended December 31, 2020, NMIS made payments to NML for federal income taxes of $32,980,000. NMIS made payments to the respective authorities for state income taxes of $8,000 for the year ended December 31, 2020. Federal income taxes due to NML were $626,078 at December 31, 2020 and are reported within due to Member in the statement of financial condition.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax liabilities at December 31, 2020 were as follows.

Deferred tax assets:	
Advisory liabilities	$ 536,672
Employee benefit liabilities	179,150
Gross deferred tax assets	715,822
Deferred tax liabilities:	
Deferred transition costs	(2,333,475)
Net deferred tax liabilities	$ (1,617,653)

Deferred tax assets are valued based upon the expectation of future realization on a more likely than not basis. A valuation allowance is established for that portion of deferred tax assets which cannot meet this realization standard. Based on all available evidence, a valuation allowance is not needed as of December 31, 2020.

Northwestern Mutual Investment Services, LLC
Notes to the Financial Statements
Year ended December 31, 2020

The components of income tax expense and reconciliation to the expected federal income tax rate for the year ended December 31, 2020 are as follows.

Income before income taxes	$ 135,657,696	
Expected U.S. federal income tax expense	$ 28,488,116	21.0%
Effect of state income taxes	$ 6,320	0.0%
Effect of permanent differences	77,509	0.1%
Income tax expense	$ 28,571,945	21.1%
Current tax expense	$ 29,042,709	
Deferred tax expense	(470,764)	
Total income tax expense	$ 28,571,945	

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company has no known uncertain tax positions as defined in the accounting standards and has correspondingly not recorded a related provision at December 31, 2020.

NML's consolidated federal income tax returns, which include the Company, are closed for 2013 and prior years, and for 2016, as to further assessment of tax. Tax returns for 2014-2015 are in appeals with the IRS. No issues with the IRS impact the Company.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2020, the Company had net capital of $31,475,802, which exceeded the minimum requirement of $250,000 by $31,225,802.

9. Contingencies and Commitments

NMIS and Pershing are parties to a fully disclosed clearing agreement through February 29, 2024 whereby Pershing provides securities execution, clearing and settlement services

for NMIS. Termination of the clearing agreement by the Company prior to March 1, 2024 would result in significant termination fees as provided for in the clearing agreement.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized, and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2020.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2020 or results of operations for the period then ended.

10. **Subsequent Events**

Company management has evaluated events subsequent to December 31, 2020 through February 19, 2021, the date these financial statements were issued. There have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying statement of financial condition that would have a material effect on the financial condition of the Company.

Supplemental Information

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL
Total Member's equity from statement of financial condition $125,767,053

Total Member's equity qualified for net capital $125,767,053

Deductions:
 Nonallowable assets:
    Due from clearing broker $9,775,541
    Due from affiliates   31,172,920
    Commissions and Fees Receivable   21,048,520
    Deferred distribution costs   11,111,787
    Prepaid Licenses   5,940,362
    Accounts Receivable and other assets   13,639,259
                                                                       $92,688,389

Net capital before haircuts on securities positions $33,078,664

Haircuts on securities positions $1,602,862

Net capital $31,475,802

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
 2% of combined aggregate debit items (a) $ - 0 -

Minimum dollar net capital requirement (b) $ 250,000

Net capital requirement (greater of (a) or (b)) $ 250,000

Excess net capital $31,225,802

No material differences exist between the preceding computation of net capital and the unaudited
FOCUS Report II of Form X-17A-5 filed as of December 31, 2020.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

No material differences exist between the information above and the information included in the unaudited FOCUS Report II of Form X-17A-5 filed as of December 31, 2020.

Northwestern Mutual Investment Services, LLC
Exemption Report
Year Ended December 31, 2020

Northwestern Mutual Investment Services, LLC
Exemption Report

Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k): (2)(i) and (2)(ii) throughout the year ended December 31, 2020 except as described below.

The following checks were not promptly transmitted to the clearing broker as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	37
February	34
March	41
April	24
May	28
June	19
July	20
August	21
September	22
October	26
November	13
December	29
Total	314

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

The following checks were not promptly transmitted to the issuer:

Month	Number of Exceptions
January	22
February	15
March	16
April	7
May	5
June	11
July	11
August	7
September	11
October	6
November	6
December	19
Total	136

Northwestern Mutual Investment Services, LLC

I, Kelly Martin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kelly Martin

FINOP

February 19, 2021



pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Northwestern Mutual Investment Services, LLC

We have reviewed Northwestern Mutual Investment Services, LLC's assertions, included in the accompanying Northwestern Mutual Investment Services, LLC Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions").

(2) The Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 except as described in its exemption report with respect to the following:

The following checks were not promptly transmitted to the clearing broker as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	37
February	34
March	41
April	24
May	28
June	19
July	20
August	21
September	22
October	26
November	13
December	29
Total	314

PricewaterhouseCoopers LLP, 833 East Michigan Street Suite 1200 Milwaukee, Wisconsin, 53202
T: (414) 212-1600, www.pwc.com/us



(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020, except as described in its exemption report with respect to the following:

The following checks were not promptly transmitted to the issuer:

Month	Number of Exceptions
January	22
February	15
March	16
April	7
May	5
June	11
July	11
August	7
September	11
October	6
November	6
December	19
Total	136



The Company's management is responsible for the assertions and for compliance with the identified exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 19, 2021